EVEREST

199 SOUTH LOS ROBLES AVENUE, SUITE 200, PASADENA, CALIFORNIA 91101

TEL (626) 585-5920, FAX (626) 585-5929

October 5, 2018

VIA EDGAR Upload

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Resource Real Estate Opportunity REIT, Inc. (“Subject Company”)
Schedule TO filed by Everest REIT Investors I, LLC (“Bidder”)
Filed October 1, 2018; File No. 005-90648

Dear Mr. Panos:

This letter responds to the Staff's comments conveyed in your letter of October 3, 2018. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.In view of the Staff’s comment, the offer has been amended.

2.The quoted statement is accurate. In any event, pursuant to Rule 14d-5(f), the Purchaser would not be allowed to use the list provided under Rule 14d-5(c) for a purpose other than the tender offer for which it was provided, and would be obligated to return the list that was received promptly after the termination of the offer. In the case of this tender offer, the subject company has already communicated to the Purchaser that they elect to comply with Rule 14d-5(b), as is typical in our experience with requests made pursuant to Rule 14d-5.

3.Neither Everest Financial, Inc., nor Everest Properties II, LLC, is a party that has committed capital to the Purchaser. The Purchaser was not organized for the purpose of making this tender offer or any particular tender offer, and is making this tender offer solely on its own behalf. Therefore, the Purchaser is the only bidder to be identified.

4.The Staff’s reference to Section 29(a) of the Securities Exchange Act of 1934 (“Act”) does not seem applicable. Nothing in the Offer purports to require a shareholder or any other party to waive compliance with any provision of the Act or any rule or regulation thereunder. Further, Section 29(a) makes no reference to the availability, applicability or enforceability of arbitration with respect to matters that are subject to the Act and the rules and regulations thereunder; however, such topics are governed by the Federal Arbitration Act and the Supreme Court cases interpreting it. Such statute and case law also address the question of judicial review of arbitral awards.

L.18.10.05 Response SEC

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

October 5, 2018

The arbitration provision in the Offer to Purchase states:

The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations. The Transfer Agreement and this Arbitration Agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of California; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

The Purchaser believes that the foregoing statements are sufficient to refer persons who tender into the offer to the applicable law relating to the arbitration provision. We respectfully decline to make statements that interpret such body of law; it would not be fair or appropriate to require bidders to make advance legal interpretations of hypothetical situations that might prejudice a position they wish to take if an actual dispute arose.

An amendment to our Schedule TO is being filed concurrently herewith. We do not believe that the amendment constitutes a material change. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/S/ CHRISTOPHER K. DAVIS

Christopher K. Davis

Senior Vice President and General Counsel

CKD:ckd

L.18.10.05 Response SEC